Adastra Holdings Ltd.

(formerly Phyto Extractions Inc.)

MANAGEMENT DISCUSSION AND ANALYSIS

For the three months ended March 31, 2022, and 2021

This management discussion and analysis ("MD&A") of the financial condition and results of operations of Adastra Holdings Ltd., together with its wholly owned subsidiaries (the "Company" or "Adastra") (formerly Phyto Extractions Inc.) constitutes management's review of the factors that affected the Company's financial and operating performance for three months ended March 31, 2022, and 2021. This MD&A has been prepared in compliance with the requirements of National Instrument 51-102 - Continuous Disclosure Obligations. This MD&A should be read in conjunction with Adastra's unaudited condensed interim consolidated financial statements ("interim financial statements) and related notes for three months ended March 31, 2022, and 2021, as well as the audited consolidated financial statements "audited financial statements" for the years ended December 31, 2021, 2020, and eight months ended December 31, 2019 which have been prepared in accordance with International Financial Reporting Standards ("IFRS").

The results for the periods presented are not necessarily indicative of the results that may be expected for any future period. Except as otherwise indicated, all financial data in this MD&A has been prepared in accordance with IFRS issued by the International Accounting Standards Board ("IASB") and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC"). The first, second, third and fourth quarters of the Company's fiscal years are referred to as "Q1", "Q2", "Q3" and "Q4", respectively. Periods for the three months ended March 31, 2022, and 2021 are referred to as "YTD 2022" and "YTD 2021", respectively.

All monetary amounts in the MD&A are expressed in Canadian dollars, except number of shares, or as otherwise indicated. Additional information regarding the Company is available on SEDAR at www.sedar.com, and the Company's website www.adastraholdings.ca. This MD&A has been prepared effective as of May 27, 2022.

FORWARD-LOOKING STATEMENTS

This MD&A includes forward-looking statements that are based upon current expectations, which involve risks and uncertainties associated with our business and the environment in which the business operates. Any statements contained herein that are not statements of historical fact may be deemed to be forward looking statements, including those identified by the expressions "considers", "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved", or the negative of these terms or comparable terminology. In this document, certain forward-looking statements are identified by words including "may", "future", "expected", "will", "intends", and "estimates". By their very nature forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. The Company provides no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.

NATURE OF OPERATIONS AND GOING CONCERN

Adastra Holdings Ltd. (formerly Phyto Extractions Inc.) was incorporated under the laws of the province of British Columbia on October 14, 1987. The Company extracts and processes cannabis for sale to the recreational and medical markets in Canada using its state of the art large scale extraction facility to produce a variety of products including vape pens, wax, resin, infused pre-rolls, diamonds and shatter. The Company is listed on the Canadian Securities Exchange ("CSE") under the symbol "XTRX". The Company's registered and records office is 5451 275th Street, Langley City, British Columbia, V4W 3X8.

On October 19, 2019, the Company, through its wholly owned subsidiary, Chemia Analytics Inc. ("Chemia"), received a license from Health Canada (the "Analytical Testing License") to conduct analytical testing on cannabis at its facility located at 5451 275th Street, Langley City, British Columbia, V4W 3X8 (the "Langley Facility").

On March 13, 2020, the Company, through its wholly owned subsidiary, Adastra Labs Inc. ("Labs"), received a Standard Processing license (the "Processing License") for the Langley Facility.

On August 10, 2021, the Company acquired all of the issued and outstanding shares of 1225140 B.C. Ltd., doing business as PerceiveMD ("PerceiveMD") from the shareholders of PerceiveMD. Aggregate consideration in the acquisition had a fair value of $2,020,976 and was comprised of cash of $10,000 and 2,513,720 common shares of the company with a fair value of $2,010,976 based on the closing price on the day of the transaction of $0.80 per share. PerceiveMD is a multidisciplinary, patient-focused center providing comprehensive assessments for medical cannabis therapies.

On September 1, 2021, the Company changed its name to Adastra Holdings Ltd. (formerly Phyto Extractions Inc.). Trading of the Company's common shares resumed under the new name and under the same ticker symbol "XTRX" on the Canadian Securities Exchange as the market opened on September 1, 2021. Prior to this on April 9, 2021 the Company changed its name from Adastra Labs Holdings Ltd. to Phyto Extractions Inc. and on December 19, 2019 from Arrowstar Resources Ltd to Adastra Labs Holdings Ltd.

On September 15, 2021, the Company acquired all of the issued and outstanding shares of Phyto BrandCo, the owner of the intellectual property rights for the Phyto Extractions brand. At closing, the Company issued 20,000,000 common shares to the former shareholders of Phyto BrandCo at a share price on the date of acquisition of $1.20 per share, for total consideration of $24,000,000. Subsequent to the closing of the acquisition, the Company renegotiated terms of the acquisition with the former shareholders of Phyto BrandCo due to certain conditions in the acquisition agreement not being met.  It was resolved that the consideration be amended from $24,000,000 to $12,000,000 by a voluntary return to treasury of 10,000,000 common shares.  Phyto BrandCo licenses its intellectual property to Canadian cannabis license holders and collects royalties from the license holders, resulting from sales of cannabis consumer packaged goods to provincial distributors and retailers.

The Company's financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of operations. The Company's ability to continue as a going concern is dependent on its ability to generate positive cash flows from operations, complete additional financings, and/or extend or modify its mortgage payable. The Company's financial statements do not include any adjustments relating to the recoverability and classification of assets and liabilities that might be necessary should the Company be unable to continue in existence.

OVERALL PERFORMANCE

Total revenue of $2,286,721 for Q1 2022 compared to $589,138 for Q1 2021.

Net loss of $908,091 for Q1 2022 compared to $363,512 for Q1 2021.

Cash provided by operating activities was $103,722 for Q1 2022 compared to cash used in operating activities of $298,090 for Q1 2021.

Cash as at March 31, 2022 of $790,341 compared to $744,541 as at December 31, 2021.

Working capital deficit as at March 31, 2022 of $1,755,139 compared to $1,120,613 as at December 31, 2021.

Mortgage payable as at March 31, 2022 $3,511,929 compared to $3,501,554 as at December 31, 2021.

The Company has a single reportable segment: the provision of goods and services to the cannabis industry in Canada. All of the Company's revenues are generated in Canada, and its non-current assets are located in Canada.

Operations and Facility

The Company's focus for the three months ended March 31, 2022, included the expansion of its operations at its centralized processing facility in Langley, BC. On March 13, 2020, the Company received an amendment to its Processing License authorizing the sale of cannabis extract, cannabis edibles, and cannabis topicals. On April 16, 2021, the Company received an amendment to its Analytical Testing License allowing for organoleptic testing of its products. In April 2021, the Company commissioned its hydrocarbon extraction line and in August 2021, it submitted a further sales licence amendment for dried flower and a controlled substance dealer's licence for cannabis products.

As of the date of this MD&A, the Company is focused on generating revenue from four primary verticals: wholesale activities; service fees for cannabis consultations; educational fees for clients referral to licensed cannabis producers; and the licensing of cannabis trademarks.

During April 2021, the Company completed the installation of its hydrocarbon extraction line, allowing it to produce Shatter products for the Canadian Market.  This high-performance hydrocarbon extractor allows the Company to process over 400 kg per day of dried cannabis into a variety of shatter cannabis products.

On December 16, 2021 the Company received its Flower Sales License from Health Canada ("Flower License"), this will allow the Company to sell dried cannabis flower products provincially and territorially in Canada.

On March 23, 2022 the Company submitted its application for a Controlled Substances Dealer's License (the "Dealer's License") which will allow the Company to procure controlled substances, including synthesis, propagation, cultivation, and harvesting of psychedelic mushrooms for Psilocybin extraction, research and manufacture controlled substances such as Psilocybin and Psilocin and business-to-business sale of controlled substances, including by export. The Dealer's License application was originally filed in September, 2021 with a Health Canada audit performed on March 9, 2022. The Company responded to Health Canada's request for more information and successfully submitted its Dealer's License application on March 23, 2022. Unless Health Canada comes back with an additional request for information, the Company expects the Dealer's License to be received in June 2022.

On April 11, 2022 the Company submitted its application for a medical sales license (the "Medical Sales License") which will allow the Company to sell cannabis extracts to medical cannabis patients and licensed health practitioners and to develop products classed as cannabis extracts such as tinctures, oils, capsules, soft gels and sprays. The Company expects this license to be received in 8 to 12 weeks following the submission on April 11, 2022.

Wholesale Bulk Extracts Production

During the three months ended March 31, 2022, the Company continued processing its own inventory of dried cannabis through supercritical CO2, cryo-ethanol and hydrocarbon extraction lines and distillation lines for the purpose of selling the resulting bulk cannabis concentrates to licensed clients or using it to fulfill contract manufacturing orders, primarily for vape cartridges. The Company has procured all of its bulk shipments of dried cannabis for its wholesale production lines from various licensed cultivators under the Cannabis Act. During the three months ended March 31, 2022, the Company recognized revenue of $2,286,721.

ACQUISITION OF PERCEIVEMD

PerceiveMD is a multidisciplinary, patient-focused center providing comprehensive assessments for medical cannabis and other therapies. The Company expects to realize synergies by leveraging Adastra' s high-capacity laboratory and PerceiveMD's digital care platform to become a leader in drug development and patient care.

The transaction has been accounted for as a business combination under IFRS 3 - Business Combinations. The allocation of the purchase consideration is as follows:

Assets acquired:	$
Cash	26,302
Accounts receivable	13,647
Corporate taxes receivable	26,000
65,949
Liabilities assumed:
Accounts payable and other accrued liabilities	(19,206)
Fair value of net assets acquired	46,743

Purchase consideration
Cash consideration	2,010,976
Share consideration	10,000
2,020,976
Identifiable intangible assets
Patient relationships	414,000

Deferred tax liability	(112,000)
Goodwill	1,672,233

The carrying value of the assets and liabilities acquired equates to fair value due to their short-term nature, other than patient relationships (the "Patient Relationships") which are depreciated over their estimated useful economic lives.

The intangible assets are comprised of Patient Relationships with a fair value of $414,000. The fair value of the Patient Relationships was determined using the discounted cash flow method taking into account the future cashflows expected to be received from the current list of patients, adjusted to reflect attrition. The key assumptions used in the cash flow projection related to the Patient Relationships include: (1) a discount rate of 16.00%; (2) patient attrition rate of 20.00%; (3) number of patients of 3,492 at the acquisition date; (4) annual spending of $143 per patient, assumed to grow at a long-term growth rate of 2.00% per year.

The goodwill generated as a result of this acquisition relates to other intangible assets that do not qualify for separate recognition.

The Company's acquisition of PerceiveMD constituted a related party transaction as Michael Forbes, Chief Executive Office and a director of the Company is also a director and controlling shareholder of PerceiveMD.

ACQUISITION OF PHYTO BRANDCO

Phyto BrandCo licenses its intellectual property to Canadian cannabis license holders and collects royalties from the license holders, resulting from sales of cannabis consumer packaged goods to provincial distributors and retailers. The Company expects to realize synergies by leveraging Phyto BrandCo's suite of branded products to drive revenue and develop integration efficiencies.

The transaction has been accounted for as a business combination under IFRS 3 - Business Combinations. The allocation of the purchase consideration is as follows:

Assets acquired:	$
Cash	301,966
Accounts receivable	255,154
Prepayments	19,500
Property and equipment	85,108
661,728
Liabilities assumed:
Accounts payable and other accrued liabilities	(434,252)
Lease liability	(34,665)
Fair value of net identifiable assets acquired	192,811

Purchase consideration
Share consideration	24,000,000
Shares to be cancelled	(12,000,000)
12,000,000
Identifiable intangible assets:
Trademarks	3,250,000

Deferred tax liability	(879,000)
Goodwill	9,436,189

The carrying value of the assets and liabilities acquired equates to fair value due to their short-term nature, other than property and equipment and trademarks which are depreciated over their estimated useful economic lives.

Property and equipment acquired included $40,376 of right-of-use assets.

The intangible asset is comprised of trademarks (the "Trademarks") with a fair value of $3,250,000. The fair value of the Trademarks was determined using the relief from royalty method. The key assumptions used in the cash flow projection related to the asset include: (1) a discount rate of 12.50%; (2) royalty rate of 10.00% for the remaining period of the licensing agreement and 2.0% thereafter, and (3) annual net profit of the Licensee.

The goodwill generated as a result of this acquisition relates to other intangible assets that do not qualify for separate recognition.

The lease liability represents one lease with a fair value of $34,665 on the date of acquisition, which is the net present value of the minimum future lease payments determined using the following assumptions: (1) remaining number of payments: 36; (2) monthly payment: $1,119; and (3) incremental borrowing rate: 10%.

SELECTED QUARTERLY INFORMATION

Results of Operations

For the three months and ended March 31, 2022 and 2021

	Q1 2022	Q1 2021
	$	$
Revenue	2,286,721	589,138
Cost of sales	(1,459,008)	(483,727)
Gross profit	827,713	105,411
Operating expenses	(1,695,682)	(467,771)
Net loss and comprehensive loss	(908,091)	(363,512)

As at March 31, 2022 and December 31, 2021

	March 31, 2022	December 31, 2021
	$	$
Total assets	28,176,801	28,755,450
Non-current liabilities	1,010,625	1,041,467

Results - Q1 2022 compared to Q1 2021

Revenues increased to $2,286,721 during the three months ended March 31, 2022, compared to $589,138 during the three months ended March 31, 2021, due to increased processing of cannabis biomass for third-party licensed producers, in-house distillate production, hydrocarbon extraction, licensing revenues from the acquisition of Phyto BrandCo, and MSP remittance and referral revenue from the acquisition of PerceiveMD.

Cost of sales increased to $1,459,008 during the three months ended March 31, 2022, compared to $483,727 during the three months ended March 31, 2021, as a result of increased production. Cost of sales consists of biomass, production labour, solvents and an allocation of production overheads such as facility costs and amortization of production equipment.

For the three months ended March 31, 2022, the Company had operating expenses of $1,695,682 and a loss and comprehensive loss of $908,091, compared to operating expenses of $549,282 and loss and comprehensive loss of $363,512 during the three months ended March 31, 2021.

The increase in operating expenses and loss and comprehensive loss were the result of the Company's expenses with respect to advertising and promotion, depreciation, increase in wages and salaries, and the addition of data program expenses, and provision for expected credit losses. The most significant changes in operating expenses and other expenses were as follows:

  Advertising and promotion increased to $288,666 during the three months ended March 31, 2022, compared to $30,187 during the three months ended March 31, 2021, due to the Company's strategy to raise awareness of its operational successes through digital marketing and brand optimization.
  Depreciation increased to $147,328 during the three months ended March 31, 2022, compared to $21,623 during the three months ended March 31, 2021, due to the additions of trademarks and patient relationships from the acquisitions of Phyto BrandCo and PerceiveMD during the year ended December 31, 2021.
  Wages and salaries increased to $640,278 during the three months ended March 31, 2022, compared to $182,036 during the three months ended March 31, 2021, due to increased hiring activity and production output related to the Langley Facility.
  During the three months ended March 31, 2022 the Company incurred data program expenses of $140,082 compared to $nil during the three months ended March 31, 2021.  These costs are related to a Cannabylitics data sharing program subscribed to by Phyto BrandCo.

SUMMARY OF QUARTERLY RESULTS

The following table shows results from the previous eight fiscal quarters:

Period ending	Revenue	Income (loss) and comprehensive income (loss)	Weighted average number of shares	Basic and diluted income (loss) per share
	$	$	#	$
March 31, 2022	2,286,721	(908,091)	65,970,547	(0.01)
December 31, 2021	1,989,604	(1,668,673)	65,872,770	(0.03)
September 30, 2021	1,808,111	(207,864)	44,908,364	-
June 30, 2021	1,241,763	(509,890)	43,334,100	(0.01)
March 31, 2021	589,138	(363,512)	43,334,100	(0.01)
December 31, 2020	1,245,097	90,470	39,695,235	-
September 30, 2020	825,903	(3,895,719)	38,511,533	(0.10)
June 30, 2020	428,355	(467,584)	36,685,635	(0.01)

The Company's loss and comprehensive loss for the three months ended March 31, 2022, was $908,091. The increase of revenues to $2,286,721 are driven by factors explained above.

The Company's loss and comprehensive loss for the three months ended December 31, 2021, was $1,668,673. The increase of revenues to $1,989,604 was driven primarily by the licensing revenue in Phyto BrandCo. The Company recognized a provision of expected credit losses of $134,083 relating to a significantly aged account receivable the Company no longer considered collectible and share-based payments of $871,067 related to the granting of 1,115,000 options in the quarter which vested immediately.

The Company's loss and comprehensive loss for the three months ended September 30, 2021, was $207,864. The increase of revenues to $1,808,111 are driven by the expansion of operations at the Langley Facility resulting in increased production and sales.

The Company's loss and comprehensive loss for the three months ended June 30, 2021, was $509,890. The increase of revenues to $1,241,763 were driven by the commencement of operations at the Langley Facility resulting in increased production and sales. The Company recognized impairment of property and equipment of $150,000 related to an ERP software in development that the Company determined would not be completed and a write-down of inventory of $210,001 relating to some older inventory that was deemed to have lower value.

The Company's loss and comprehensive loss for the three months ended March 31, 2021, was $363,512. Revenues of $589,138 represent the Company's fourth quarter of production revenue. The Company recognized a gain on the settlement of accounts payable of $57,500 representing the value of consulting fees that were forgiven.

LIQUIDITY AND CAPITAL RESOURCES

Capital resource management

The Company's objectives when managing its liquidity and capital structure are to support further advancement of the Company's business objectives and existing service offerings, as well as to ensure that the Company is able to meet its financial obligations as they come due.

The Company manages its capital structure to maximize its financial flexibility making adjustments to it in response to changes in economic conditions and the risk characteristics of the underlying assets and business opportunities. The Company relies on the expertise of the Company's management to sustain the future development of the business. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company's approach to capital management during the three months ended March 31, 2022. The Company is not subject to externally imposed capital requirements.

Cash and working capital

As at March 31, 2022, the Company has working capital deficit of $1,755,139 (December 31, 2021 - $1,120,613).

As at March 31, 2022, the Company had a current mortgage payable liability of $3,511,929 this mortgage matures on July 1, 2022.

Cash flow activity

	Q1 2022	Q1 2021
	$	$
Cash provided by (used in) operating activities	103,722	(298,090)
Cash used in financing activities	(41,273)	(67,265)
Cash used in investing activities	(16,649)	(157,328)

Net decrease in cash	45,800	(522,683)
Cash, beginning of the year	744,541	1,145,461
Cash, end of the year	790,341	622,778

Cashflow - Q1 2022 compared to Q1 2021

Cash provided by operating activities of $103,722 (Q1 2021 - cash used in operating activities $298,090) was the result of reductions in inventory and increase in amounts payable, offset by the operating loss explained above and cash payments made for deposits on equipment. During the Q1 2021 the cash used in operating activities was largely due to cash spent on inventory, and cash paid to settle the Company's accounts payable and accrued liabilities, offset by the significant increase in amounts receivable.

Cash used in financing activities of $41,273 (Q1 2021 - $67,265) was the result of interest paid on the mortgage payable and both principal and interest payments on the lease liability. During Q1 2021, cash used in financing activities was the result of interest payments on the mortgage payable and mortgage borrowing costs.

Cash used in investing activities of $16,649 (Q1 2021 - $157,328), respectively were the result of cash payments for the purchase of property and equipment.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements as at March 31, 2022 and December 31, 2021, and as at the date hereof.

TRANSACTIONS BETWEEN RELATED PARTIES

Key management personnel are those having the authority and responsibility for planning, directing, and controlling the Company. There were no loans to key management personnel or Directors, or entities over which they have control or significant influence during the three months ended March 31, 2022 and 2021.

The following related parties transacted with the Company or Company controlled entities during the three months ended March 31, 2022 and 2021:

(i) Andrew Hale was a Director and the Company's President and CEO. He resigned on March 1, 2021.

(ii) Blaine Bailey was a Director and Chairman of the Company's Audit Committee. He resigned on March 26, 2021.

(iii) Stephen Brohman was the Company's CFO. He is a principal of Donaldson Brohman Martin CPA Inc. ("DBM CPA") a firm in which he has significant influence. DBM CPA provided the Company with CFO, accounting and tax services. Stephen Brohman resigned on July 14, 2021.

(iv) George Routhier is a Company Director. He is the owner of Pipedreemz Inc. ("Pipedreemz"), which provides advisory services to the Company.

(v) Michael Forbes is a Director and the Company's President and CEO. He was appointed on April 29, 2021 and is the owner of MDC Forbes, which provides CEO services to the Company.

(vi) Donald Dinsmore was a Director and the Company's COO. He was appointed on April 29, 2021 and left the Company on March 24, 2022.

(vii) Oliver Foeste is the Company's CFO. He was appointed on July 14, 2021 and is the Managing Partner of Invictus Accounting Group LLP which provides the Company with CFO, accounting and tax services.

(viii) Paul Morgan is the Company's Director. He was appointed on July 14, 2021.

The aggregate value of transactions with key management personnel and Directors and entities over which they have control or significant influence during the three months ended March 31, 2022 and 2021 were as follows:

	2022	2021
	$	$
Andrew Hale	-	47,479
DBM CPA	-	30,000
Donald Dinsmore	104,863	-
Invictus Accounting Group LLP	85,075	-
MDC Forbes	25,000	-
Pipedreemz Inc.	3,001	-
	217,939	77,479

In addition to the above, the Company's acquisition of PerceiveMD constituted a related party transaction as Michael Forbes, was also a director and controlling shareholder of PerceiveMD prior to the transaction (See Acquisition of PerceiveMD above, for more details).

As at March 31, 2022 and December 31, 2021, the Company had an outstanding accounts payable balance with related parties as follows:

	2022	2021
	$	$
Donald Dinsmore	913	50,000
Invictus Accounting Group LLP	36,485	8,933
MDC Forbes	13,494	10,500
Michael Forbes	1,188	1,188
Pipedreemz Inc.	3,351	-
	55,431	70,621

All related party balances are unsecured, due within thirty days without interest and incurred in the normal course of business.

The transactions with the key management personnel and Directors are included in operating expenses as follows:

(a) Consulting fees

Includes CEO services by Michael Forbes charged to the Company via MDC Forbes.

(b) Professional fees

Includes accounting and tax services of the Company's former CFO, Stephen Brohman, charged to the Company via DBM CPA and accounting services of the Company's new CFO, Oliver Foeste, charged to the Company via Invictus Accounting Group LLP.

(c) Wages and salaries

Includes services by Donald Dinsmore as prior COO.

PROPOSED TRANSACTIONS

As at March 31, 2022, the Company had no proposed transactions.

CRITICAL ACCOUNTING ESTIMATES

Refer to the Company's annual financial statements and the interim financial statements.

CHANGES IN ACCOUNTING STANDARDS

Accounting standards issued but not yet effective

Certain pronouncements have been issued by the IASB or IFRIC that are effective for accounting periods beginning on or after January 1, 2022. The Company has reviewed these updates and determined that many of these updates are not applicable or consequential to the Company and have been excluded from discussion within these significant accounting policies.

FINANCIAL RISK MANAGEMENT

Financial instruments - fair value

The Company's financial instruments consist of cash, trade receivables, deposits, accounts payable and accrued liabilities, mortgage payable, lease liability and loan payable.

As at March 31, 2022, the carrying values of cash, amounts receivable, accounts payable and accrued liabilities approximated their fair value because of the short-term nature of these instruments.

Financial instruments measured at fair value on the consolidated statements of financial position are summarized into the following fair value hierarchy levels:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Financial instruments - risk

The Company's financial instruments are exposed to certain financial risks, including credit risk, liquidity risk and interest rate risk.

Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes amounts owed to the Company by these counterparties, less any amounts owed to the counterparty by the Company where a legal right of offset exists and also includes the fair values of contracts with individual counterparties which are recorded in the financial statements.

The Company's credit risk is predominantly related to cash balances held in financial institutions and accounts receivable. The maximum exposure to credit risk is equal to the carrying value of such financial assets. At March 31, 2022, the Company expects to recover the full amount of such assets having already incurred a provision for expected credit losses in relation to accounts receivable during the year.

The objective of managing counterparty credit risk is to minimize potential losses in financial assets. The Company assesses the quality of its counterparties, taking into account their credit worthiness and reputation, past performance and other factors.

Cash is only deposited with or held by major financial institutions where the Company conducts its business.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities as they come due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements.

As at March 31, 2022, the Company had a cash balance of $790,341 and current liabilities of $5,701,551 (December 31, 2021 - $744,541 and $5,341,267 respectively).

Interest rate risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company's mortgage payable, and lease liability carry fixed interest rates and as such, the Company is not exposed to interest rate risk.

Foreign currency risk

Foreign currency risk derives from fluctuations in exchange rates between currencies when transacting business in multiple currencies. The Company's business is substantially all conducted in Canadian dollars so it is not subject to any significant foreign currency risk.

Economic dependence

Economic dependence risk is the risk of reliance upon a select number of customers which significantly impact the financial performance of the Company. During the three months ended March 31, 2022, two customers represented approximately 93% of the Company's revenue (2021 - two customers representing 100%).

OUTSTANDING SHARE DATA

The Company's authorized share capital consists of an unlimited number of voting common shares without par value. The Company had the following securities outstanding as at March 31, 2022 and the date of this MD&A:

	March 31, 2022	May 27, 2022
	#	#
Common shares	65,970,547	55,970,547
Stock options	3,715,001	3,715,001
Warrants	8,002,025	8,002,025
Fully diluted securities	77,687,573	67,687,573

On April 29, 2022, 10,000,000 common shares related to the amended agreement between the Company and former owners of Phyto BrandCo were returned to treasury and cancelled.

Share issuances

During the three months ended March 31, 2022, the Company had no share transactions.

During the year ended December 31, 2021, the Company had the following share transactions:

a) On April 9, 2021, the Company completed a share consolidation on the basis of three common shares to one post-consolidation common share, resulting in 130,001,985 common shares being consolidated into 43,333,995 post-consolidation common shares at the date of the share consolidation. All current and comparative references to the number of common shares, weighted average number of common shares, loss per share, stock options and warrants have been restated to give effect to this share consolidation.

b) On August 10, 2021, the Company issued 2,513,720 unrestricted common shares at $0.80 per share for a total of $2,010,976 pursuant to the acquisition of PerceiveMD.

c) On September 15, 2021, the Company issued 20,000,000 common shares at $1.20 per share for total consideration of $24,000,000 pursuant to the acquisition Phyto BrandCo. Subsequent to the closing of the acquisition, the Company renegotiated terms of the acquisition with the former shareholders of Phyto BrandCo due to certain conditions in the acquisition agreement not being met.  It was resolved that the consideration be amended from $24,000,000 to $12,000,000 by a voluntary return to treasury of 10,000,000 common shares.

d) On October 18, 2021, the Company completed a non-brokered private placement whereby the Company issued 122,727 units at a price of $1.10 per unit for gross proceeds of $135,000. Each unit is comprised of one common share and one transferrable common share purchase warrant with each warrant entitling the holder thereof to acquire one common share at a price of $1.75 per share for two years from the date of the closing. The $131,318 fair value of the 122,727 shares issued was determined based on the Company's share price of $1.07 on the acquisition date, and the residual value of $3,682 was allocated to warrants reserves. The warrants are subject to an acceleration provision whereby if the daily closing price of the common shares closes at or above $2.00 per share for 50 consecutive trading days, then the Company may accelerate the expiration date of the warrants to the date that is 30 trading days from the date that notice of such acceleration is given via news release. From and after the new accelerated expiration date, no warrants may be exercised, and all unexercised warrants would be void.

SUBSEQUENT EVENT

a) On April 29, 2022, 10,000,000 common shares related to the amended agreement between the Company and former owners of Phyto BrandCo were returned to treasury and cancelled.

RISKS AND UNCERTAINTIES

The Company operates in a rapidly changing environment that involves risks and uncertainties and as a result, management's expectation may not be realized for a number of reasons. An investment in the Company's common shares is speculative and involves a high degree of risk and uncertainty. The current regulatory uncertainty poses additional risks and uncertainties which may materially affect management's expectations.

Regulatory risks

The operations of the Company will be subject to various laws governing the production and distribution of cannabis oil, taxes, labour standards and occupational health, toxic substances, land use, water use, and other matters.

The Cannabis Act is a new regime and as such, revisions to the regime could be implemented which could have an impact on operations.

Furthermore, although the operations of the Company are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail the ability to produce cannabis oil and related products. Amendments to current laws and regulations governing the distribution, transportation and/or production of cannabis oil or related products, or a more stringent implementation thereof, could have a substantial adverse impact.

Ongoing need for financing

The Company's ability to continue operations will be largely reliant on its continued attractiveness to equity investors. The Company is expected to incur operating losses as it continues to expend funds to develop its business operations. Even if its financial resources are sufficient to fund its current operations, there is no guarantee that the Company will be able to achieve its business objectives. The continued development of the Company will require substantial additional financing. The failure to raise such capital could result in the delay or indefinite postponement of current business objectives or the going out of business. The primary source of funding available to the Company will consist of equity financing. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable. In addition, from time to time, the Company may enter into transactions to acquire assets or the shares of other corporations. These transactions may be financed wholly or partially with debt, which may temporarily increase the Company's debt levels above industry standards.

Competition

The marijuana production industry is competitive in all of its phases. The Company will face strong competition from other companies in connection with such matters. Many of these companies have greater financial resources, operational experience and technical capabilities than Adastra. As a result of this competition, the Company may be unable to maintain its operations or develop them as currently proposed, on terms it considers acceptable or at all. Consequently, the revenues, operations and financial condition of the Company could be materially adversely affected.

Because of the early stage of the industry in which the Company operates, the Company may face additional competition from new entrants. If the number of users of marijuana in Canada increases, the demand for products will increase and management expects that competition will become more intense as current and future competitors begin to offer an increasing number of diversified products. To remain competitive, the Company will require a continued high level of investment in research and development, marketing, sales and client support. The Company may not have sufficient resources to maintain research and development, marketing, sales and client support efforts on a competitive basis which could materially and adversely affect the business, financial condition and results of operations.

COVID-19 pandemic

The COVID-19 outbreak, and related government restrictions, continues to cause business disruptions across the entire global economy and society including impacts on certain supply chains, and cost of supplies and labour. The Company has taken various measures to prioritize the health and safety of its employees, customers and partners, including restricted work travel and site access, improved safety & hygiene, and the requirement of nonessential staff members to work remotely, as required. As a manufacturer of consumable and medicinal products, the Company's practice is to always operate consistently with global pharma-quality standards to the best of its abilities, with strict hygiene practices and mandated personal protective equipment. It is not possible for the Company to predict the duration or magnitude of any longer-term adverse effects that the pandemic may have on the Company's business or ability to raise funds. As of the date of this MD&A, COVID-19 has had minimal impact on the Company's ability to conduct its operations but may impact the Company's ability to raise funding should restrictions related to COVID-19 be expanded in scope.